1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 25, 2015	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON CORRECTION OF

POSITIVE PROFIT ALERT FOR THE YEAR OF 2014

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Estimated Results for this Period

1.	Period of estimated results

1 January 2014 to 31 December 2014

2.	Previous Profit Alert

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 30 January 2015 in relation to positive profit alert for the year of 2014, in which the Company announced that based on the calculation made in accordance with the Chinese accounting standards, the net profit attributable to shareholders of the Company is expected to increase by approximately 105% compared to the same period of last year.

3.	Correction of Profit Alert

Based on the re-calculation made by the finance department of the Company in accordance with the Chinese accounting standards, the net profit attributable to shareholders of the Company is expected to increase by approximately 80% compared to the same period of last year.

4.	There are no disagreement between the Company and the certified public accountants regarding the corrected profit alert.

II. Results for the Same Period of Last Year

1.	Net profit attributable to shareholders of the Company: RMB1.2712 billion

2.	Earnings per share: RMB 0.26

III. Main Reasons for the Correction of the Estimated Profit Growth (Calculated in accordance with the Chinese accounting standards)

1.	Based on preliminary examination by the certified public accountants, there was an increase of RMB 93 million in environmental administrative fees in the year of 2014. This caused a decrease of approximately RMB 70 million in the net profit attributable to shareholders of the Company in 2014 compared to the previous estimation.

2.	Based on preliminary examination by the certified public accountants, there was an increase of RMB 0.273 billion in annual income tax expenses of Yancoal Australia Limited in the year of 2014. This caused a decrease of approximately RMB 0.213 billion in the net profit attributable to shareholders of the Company in 2014 compared to the previous estimation

3.	Based on preliminary examination by the certified public accountants, the interest payable of the US$300 million perpetual capital securities issued by Yancoal International Trading Co., Limited, a wholly-owned subsidiary of the Company, in the year of 2014 was RMB 82 million, which is expected to be paid from retained earnings, and led to a downward adjustment in the net profit attributable to shareholders of the Company in 2014. This caused a decrease of approximately RMB 82 million in the net profit attributable to shareholders of the Company in 2014 compared to the previous estimation

IV. Other Matters

The above-mentioned corrected estimated data only represents preliminary calculations. Detailed and exact financial data shall be subject to the audited 2014 annual report to be issued by the Company. Investors are advised to be aware of the investment risks.

IV. Apologies from the Board and the Relevant Responsible Persons

The Company and the board of directors (the “Board”) of the Company apologize for any inconvenience caused to investors due to the correction of profit alert.

The Board will investigate and take appropriate actions against the relevant responsible persons and will supervise the management to strengthen the scientific aspects and accuracy of profit estimation, to prevent similar incidents from happening again.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC